EXHIBIT 99.1

Acasti Pharma Schedules Second Quarter Fiscal 2019 Conference Call

LAVAL, Quebec, Nov. 07, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST) (the “Company” or “Acasti”), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that it will host a conference call at 11:00 AM Eastern Time on Wednesday, November 14, 2018 to discuss the Company’s financial results for the fiscal second quarter ended September 30, 2018, as well as the Company’s corporate progress and other developments.

The conference call will be available via telephone by dialing toll free 877-407-8031 for U.S. callers or +1 201-689-8031 for international callers, or on the Company’s News and Investors section of the website: https://www.acastipharma.com/investors/.

A webcast replay will be available on the Company’s News and Investors section of the website (https://www.acastipharma.com/investors/) through February 14, 2019. A telephone replay of the call will be available approximately one hour following the call, through November 28, 2018, and can be accessed by dialing 877-481-4010 for U.S. callers or +1 919-882-2331 for international callers and entering conference ID: 39708.

About Acasti

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. The Company is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies (REDUCE-IT and STRENGTH). Acasti may need to conduct at least one additional clinical trial to expand CaPre’s indications to this segment. Acasti’s strategy is to commercialize CaPre in the U.S. and the Company is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Neither NASDAQ, the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact: Jan D’Alvise President & Chief Executive Officer 450-686-4555 info@acastipharma.com www.acastipharma.com U.S. Contact: Crescendo Communications, LLC 212-671-1020 ACST@crescendo-ir.com